3: Approvati dal CdA Benetton i risultati dell'esercizio 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated November 12, 2004

Benetton Board approves the results to 30 September 2004

NET INCOME OF 100 MILLION EURO

Alessandro Benetton proposed as second Vice-Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: November 12, 2004

Benetton Board approves the results to 30 September 2004

NET INCOME OF 100 MILLION EURO

Alessandro Benetton proposed as second Vice-Chairman

Ponzano, 12 November 2004. Consolidated revenues of 1,241 million euro, net income up to 100 million euro, net indebtedness down to 585 million euro: these were the key numbers with which the Benetton Group closed the first nine months of 2004, approved by the Board of Directors today.

Consolidated revenues for the first nine months were 1,241 million euro against 1,382 million in the same period of 2003, influenced by the sale of the sports equipment division in the last financial year and by the persistent weakness of foreign currencies. Revenues net of the effect of these two components were 1,233 million euro (against 1,273 million), with a decrease of 3.1%. Turnover in the casual clothing division was 1,103 million euro (-3.7% compared with the first nine months of 2003), with a growth in volume of 1.5%.

Gross operating income was 548 million euro, with a ratio to revenues of 44.2%, 100 base points higher than in the first nine months of 2003, positively influenced by greater production and logistical efficiency.

Income from operations was 160 million euro compared with 175 million for the same period of the previous year, with the ratio to revenues moving to 12.9% from 12.7%.

Net income was 100 million euro against 77 million for the same period in the 2003 financial year.

The equilibrium and strength of the Group balance sheet continued to be excellent, with net indebtedness down to 585 million euro from 659 million at 30 September 2003 (468 million at 31 December 2003), in spite of the payment of substitute tax (125 million euro) arising from the company reorganisation carried out in 2003. Shareholders' equity was 1,207 million euro.

Free cash flow, being cash generated by normal operations, before payment of dividends and non-recurring cash flows relating to sale of the sports equipment division and the payment of substitute tax, improved significantly to 24 million euro from 65 million negative in the first nine months of 2003.

Based on information currently to hand, the Group forecasts that net income for 2004 will range between 120 and 125 million euro.

Casual clothing division revenues, which represent about 90% of the total, are forecast to be down by around 3.5%, in the face of persistent caution in demand and the resultant impact on both autumn reorders and the 2005 spring-summer collections.

Consolidated revenues to the end of 2004, which exclude the sale of the sports equipment division that occurred in the previous financial year, are estimated at around 1,700 million euro.

Free cash flow is forecast to improve compared with previous estimates and values reported at the end of 2003, with a further reduction in estimated net indebtedness to 450-500 million euro by the end of 2004.

The Board also proposed to appoint a second Vice-Chairman of the Company Board of Directors, subject to approval by the Shareholders' Meeting of the relative change to the Articles of Association. It is proposed that the office be entrusted to Alessandro Benetton, currently a director and member of the Executive Committee of Benetton Group.

For further information: +39 0422 519036

www.benettongroup.com/press

www.benettongroup.com/investor

Group results

Consolidated statement of income
	Nine months		Nine months
(millions of euro)	2004	%	2003	%	Change	%
Revenues	1,241	100.0	1,382	100.0	(141)	(10.2)
Cost of sales	(693)	(55.8)	(785)	(56.8)	92	(11.7)
Gross operating income	548	44.2	597	43.2	(49)	(8.2)
Variable selling costs	(77)	(6.2)	(85)	(6.1)	8	(9.3)
Contribution margin	471	38.0	512	37.1	(41)	(8.0)
General and administrative expenses	(311)	(25.1)	(337)	(24.4)	26	(7.8)
Income from operations	160	12.9	175	12.7	(15)	(8.3)
Foreign currency gain, net	2	0.1	10	0.7	(8)	(84.3)
Financial charges, net	(18)	(1.4)	(25)	(1.8)	7	(27.9)
Ordinary income	144	11.6	160	11.6	(16)	(9.8)
Other and non recurring expenses	(13)	(1.0)	(31)	(2.3)	18	(59.4)
Income before taxes	131	10.6	129	9.3	2	2.0
Income taxes	(33)	(2.7)	(51)	(3.7)	18	35.3
Minority interests (income)/loss	2	0.2	(1)	(0.1)	3	n.s.
Net income	100	8.1	77	5.5	23	30.5
	3rd quarter		3rd quarter
(millions of euro)	2004	%	2003	%	Change	%
Revenues	389	100.0	413	100.0	(24)	(5.9)
Cost of sales	(213)	(54.8)	(231)	(56.0)	18	(7.9)
Gross operating income	176	45.2	182	44.0	(6)	(3.4)
Variable selling costs	(24)	(6.0)	(27)	(6.5)	3	(11.7)
Contribution margin	152	39.2	155	37.5	(3)	(1.9)
General and administrative expenses	(103)	(26.5)	(110)	(26.5)	7	(6.4)
Income from operations	49	12.7	45	11.0	4	8.9
Foreign currency gain, net	0	0.1	(0)	(0.1)	0	n.s.
Financial charges, net	(6)	(1.6)	(8)	(1.9)	2	(20.4)
Ordinary income	43	11.2	37	9.0	6	17.2
Other and non recurring expenses	(1)	(0.2)	(4)	(0.8)	3	(70.6)
Income before taxes	42	11.0	33	8.2	9	26.3
Income taxes	(10)	(2.6)	(7)	(1.8)	(3)	(41.1)
Minority interests (income)/loss	1	0.2	(0)	(0.1)	1	n.s.
Net income	33	8.6	26	6.3	7	27.8

Financial situation highlights
(millions of euro)	09.30.2004	12.31.2003	Change	09.30.2003
Working capital	878	729	148	908
Asset due to be sold	-	8	(8)	9
Total capital employed	1,798	1,655	143	1,818
Net financial position	585	468	117	659
Shareholders' equity	1,207	1,174	33	1,144
Minority interests	6	13	(7)	15

Summary statement of cash flows
	Nine months	Nine months	Year
(in millions of euro)	2004	2003	2003
Self-financing	212	232	327
Change in working capital	(136)	(163)	(4)
Payment of taxes	(17)	(42)	(71)
Net operating assets	(16)	(91)	(126)
Change in financial fixed assets	(20)	(1)	(4)
Free cash flow	24	(65)	122
Payment of dividends	(69)	(64)	(64)
Payment of substitute tax	(125)	-	-
Net sports equipment disposal	49	81	81
Net financial (deficit)/surplus	(121)	(48)	139